Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

May 6, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – May 2, 2011

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
Delaware	333-147828-08	20-8650498
(States or other jurisdictions of incorporation or organization)	(Commission File Numbers)	(I.R.S. Employer Identification Numbers)

10511 East Central, Wichita, Kansas 67206

(Address of principal executive offices)(Zip code)

(316-676-7111)

(Registrant’s telephone number, including area code)

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On May 2, 2011, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the three months ended March 31, 2011. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated May 2, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Gina E. Vascsinec
Gina E. Vascsinec
Vice President and Controller
(Principal Accounting Officer)

HAWKER BEECHCRAFT NOTES COMPANY

/s/ Gina E. Vascsinec
Gina E. Vascsinec
Vice President and Controller
(Principal Accounting Officer)

Dated: May 2, 2011

3

Exhibit 99.1

News Release

Media contact:	Investor Relations contact:
Nicole Alexander	Halet A. Murphy
+1.316.676.3212	+1.316.676.7705
Nicole_Alexander@hawkerbeechcraft.com	Halet_Murphy@hawkerbeechcraft.com
www.hawkerbeechcraft.com

Hawker Beechcraft Reports Higher Shipments versus First Quarter 2010, Increased Backlog over Fourth Quarter 2010

First Quarter 2011 Summary

•	Business and General Aviation deliveries were up: 45 in the first quarter 2011 versus 34 in the first quarter 2010

•	Backlog increased by $122 million versus the fourth quarter of 2010 with new orders of $714 million exceeding cancellations of $33 million

•	Revenues in the Business and General Aviation segment decreased by 14.6 percent and operating losses increased by 31.9 percent versus the first quarter 2010

•	Revenues in the Trainer/Attack Aircraft segment increased by 24.0 percent and operating income increased by 31.8 percent versus the first quarter 2010

•	Revenues in the Global Customer Support segment increased by 3.4 percent and operating income increased by 8.3 percent versus the first quarter 2010

WICHITA, Kan. (May 2, 2011) – Hawker Beechcraft Acquisition Company, LLC (HBAC) delivered 66 aircraft in the first quarter of 2011 versus 50 in the first quarter of 2010. In addition, the Company ended the first quarter of 2011 with a $122 million higher backlog than 2010 year-end backlog.

“We are coming off of a solid 2010 and our momentum into 2011 is encouraging,” said Bill Boisture, HBC Chairman and CEO. “While the first quarter is historically a quieter one for the industry, we believe the uptick in our aircraft shipments and increased backlog is evidence of the ongoing demand for our products.”

- More -

HBAC Reports Higher Shipments versus Q1 2010, Increased Backlog over Q4 2010 – Page 2

First Quarter 2011 Financial Summary

Net Sales: The Company reported net sales for the three months ended March 31, 2011, of $558.4 million, a modest decrease of $9.8 million compared to the same period of 2010. Additional information is provided in the Business Segment Summary section below.

Operating Income: During the three months ended March 31, 2011, the Company recorded an operating loss of $37.9 million, an increased loss of $12.8 million compared to $25.1 million during the same period of 2010. Additional information is provided in the Business Segment Summary section below.

Cash: On March 31, 2011, the Company’s cash and cash equivalents balance was $310.7 million as compared to $422.8 million on Dec. 31, 2010. The decrease was partially due to negative operating cash flow from changes in advance payment balances, cash payments made under performance incentive plans, and increases in inventory. In addition, during the first quarter of 2011, the Company made a debt principal prepayment of approximately $45 million as a result of excess cash flow generated in 2010 as required by the Company’s credit agreement.

Backlog: The Company’s backlog as of March 31, 2011, was $122 million higher than at year-end 2010. Backlog was $1.5 billion on March 31, 2011, as compared to $1.4 billion on Dec. 31, 2010, with new orders of $714 million exceeding cancellations of $33 million. Approximately 45 percent of the backlog on March 31, 2011, represented orders that are not expected to be delivered in the next 12 months.

Business Segment Summary

Business and General Aviation

Deliveries: Aircraft deliveries in the Business and General Aviation (B&GA) segment were up versus the first quarter of 2010 with 45 deliveries in the first quarter 2011 versus 34 deliveries in the same period of 2010.

Sales: The B&GA segment reported sales of $286.2 million in the first quarter 2011, which was a decrease of $48.9 million versus the first quarter 2010 sales of $335.1 million. The revenue decrease was attributed to the delivery of a higher percentage of lower priced aircraft in the first quarter 2011 versus the same period of 2010. In addition, revenues from the sale of used aircraft received as trade-ins were lower by $20.7 million, which was due to the Company’s continued low inventory of pre-owned aircraft.

Operating Income: The B&GA segment recorded an operating loss of $86.5 million for the first quarter 2011, which was an increased loss of $20.9 million compared to $65.6 million during the same period of 2010.

HBAC Reports Higher Shipments versus Q1 2010, Increased Backlog over Q4 2010 – Page 3

“We continue to experience significant losses in our B&GA segment,” Boisture said. “This was driven in large part by loss making aircraft charges, higher sales and marketing expenses related to our international expansion, expenses associated with our cost reduction initiatives, and continuing weakness in the general aviation market.

“Due to strong sales in the fourth quarter of 2010, we started the year with fewer jets in inventory, which in turn led to four fewer jet deliveries compared to the first quarter of last year. However, we delivered 15 more Beechcraft aircraft versus last year – including several special mission aircraft – which speaks to the market recognizing the inherent attributes of Beechcraft products’ efficiency and utility, especially in a down market.”

Global Customer Support

Sales: The Global Customer Support (GCS) segment reported sales of $119.6 million in the first quarter 2011, which was an increase of $3.9 million versus first quarter 2010 sales of $115.7 million. The increase in revenue was primarily due to market growth on sales of spare parts and maintenance services.

Operating Income: The GCS segment recorded operating income of $22.1 million for the first quarter 2011, which was an increase of $1.7 million versus first quarter 2010 operating income of $20.4 million.

“Year-over-year flight activity of Hawker and Beechcraft products continues to increase and is evidenced by increased profitability in our GCS segment,” Boisture said. “People are using our airplanes and with the largest business turbine installed base of any OEM, we will continue to leverage this in all areas of our GCS organization. For example, we recently launched dedicated air and ground mobile support vehicles, as well as a Global Experience Team that is focused on enhancing our customers’ ownership and operating experience. We’re also making great progress on our Hawker 800XPR and Hawker 400XPR upgrade programs and are receiving strong interest from customers in these product offerings.”

Trainer/Attack

Deliveries: Deliveries in the Trainer/Attack Aircraft segment were up versus the first quarter 2010 with 21 deliveries in the first quarter 2011 versus 16 deliveries in the same period of 2010.

Sales: The Trainer/Attack Aircraft segment reported sales of $176.6 million in the first quarter 2011, which was an increase of $34.2 million versus the first quarter 2010 sales of $142.4 million. The increase in revenue was primarily due to increased volume on international trainer contracts.

Operating Income: The Trainer/Attack Aircraft segment recorded operating income of $26.5 million for the first quarter 2011, which was an increase of $6.4 million versus first quarter 2010 operating income of $20.1

HBAC Reports Higher Shipments versus Q1 2010, Increased Backlog over Q4 2010 – Page 4 million. The increase in operating income was primarily due to the increase in sales volume and favorable adjustments to the Company’s contract accounting estimates.

“Our Trainer/Attack segment remains solid for the Company,” Boisture said. “We are working hard to keep this strong position with our Government Business team aggressively pursuing opportunities around the globe. We had a good showing of our T-6C in Australia earlier this year, where we’ve teamed with Raytheon Australia and BAE Systems Australia to meet requirements for Australia’s pilot training system.

“We look for this segment to be further diversified in the near future with the addition of our AT-6 Light Attack aircraft, which continues to exhibit superior performance in a variety of operating and weapons assessments. The U.S. Air Force (USAF) is expected to competitively award a Light Air Support contract within the next several months. We continue to believe the AT-6 will integrate nicely into existing fielded operational platforms and be well suited for the missions of the 21st Century USAF.”

Other Developments

On April 29, the International Chamber of Commerce issued its decision regarding the Company’s dispute with Airbus UK Ltd. on HBC’s purchase volume obligations for fuselages, wings, track kits and spare parts under their Airframe Purchase and Support Agreement. Airbus was seeking damages from the Company in excess of £40 million. The tribunal issued an award to Airbus in an amount of £6,649,975 plus accrued interest and arbitrator costs, which represents approximately $14.2 million.

In an effort to be more in line with global growth markets, the Company continues to right-size its business footprint and broaden its supply base, including the recent opening of its newest facility in Chihuahua, Mexico. In the area of product development, testing of the new Hawker 200 is meeting or exceeding all of its performance targets. Further, the Company received $10 million in January, as a result of its agreement with the State of Kansas, to develop new products and enhance existing aircraft. Finally, approximately 250 employees are benefitting from the Company’s tuition reimbursement program that is also being funded by the State as a result of this agreement.

“There are many positive things going on at HBC beyond our increased shipments and backlog this quarter,” Boisture said. “We continue to transform our business and are making great strides in becoming a smaller, more agile Company. Our people are benefiting from new education and training programs and we are aggressively hiring in key areas of the business like Engineering and Marketing. While 2011 will continue to present challenges as we work our way through what remains to be a soft market, we are confident that we are making sound business decisions and have a unique, diversified product mix.”

HBAC Reports Higher Shipments versus Q1 2010, Increased Backlog over Q4 2010 – Page 5

Form 10-Q and Earnings Conference Call

Additional financial information is included in the attached tables and in the Company’s 2011 Quarterly Report on Form 10-Q, which the Company intends to file with the Securities and Exchange Commission on May 3, 2011.

HBAC’s first quarter 2011 earnings results conference call will be held Tuesday, May 3, 2011, at 10 a.m. CDT. To participate, visit www.hawkerbeechcraft.com/investor_relations/podcasts to register and receive the dial-in number and pass code needed to join the call. A recording will be posted to the same web page after the call and be available for 45 days. In addition, materials that will be discussed during the call are available for download at www.hawkerbeechcraft.com/investor_relations/presentations.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The Company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The Company leads the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.

HBAC Reports Higher Shipments versus Q1 2010, Increased Backlog over Q4 2010 – Page 6

Appendix

Hawker Beechcraft Acquisition Company, LLC

Aircraft Delivery Units

	Three Months Ended
	March 31, 2011	March 28, 2010
Business and General Aviation:
Hawker 4000	3	4
Hawker 900XP	2	8
Hawker 800XP	1	—
Hawker 750	2	—
Hawker 400XP	1	1
Premier	2	1
King Air	24	15
Pistons	10	5

Total Business & General Aviation	45	34

T-6	21	16

Total deliveries	66	50

HBAC Reports Higher Shipments versus Q1 2010, Increased Backlog over Q4 2010 – Page 7

Hawker Beechcraft Acquisition Company, LLC

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended March 31, 2011

(In millions)

		Quarter Ended
	Trailing 12 Months	March 31, 2011	December 31, 2010	September 30, 2010	June 27, 2010
Net (loss) income attributable to parent company	$(316.2)	$(74.8)	$(65.9)	$(118.7)	$(56.8)

Net income attributable to non-controlling interest	0.5	—	0.2	0.1	0.2

Provision for income taxes	(0.5)	1.0	(2.6)	0.9	0.2

Interest expense, net	132.2	36.7	21.5	37.3	36.7

Operating income adjustments:

Depreciation and amortization	133.5	34.0	34.5	32.7	32.3

EBITDA	(50.5)	(3.1)	(12.3)	(47.7)	12.6

Adjustments to EBITDA:

Exclude loss (gain) recognized on derivative instruments related to ineffective hedge activity and balance translation remeasurement	(1.7)	—	—	(2.5)	0.8
Exclude restructuring and pension curtailment costs recorded during the period	14.4	1.5	7.4	1.8	3.7
Exclude consulting services and internal costs related to cost reduction initiatives	68.4	17.4	17.8	20.6	12.6

Exclude other non-cash impairment charges	27.0	—	25.6	1.0	0.4

Exclude non-cash stock-based and deferred compensation	4.6	1.0	1.2	1.1	1.3

Adjusted EBITDA	$62.2	$16.8	$39.7	$(25.7)	$31.4

EBITDA and Adjusted EBITDA are non-GAAP financial measures that are useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. They are not intended as substitutes for an evaluation of our results as reported under GAAP and are presented for informational purposes only.

Trailing twelve months loss before income tax includes $95.8 million related to loss-making aircraft. These charges have not been included as adjustments to the Adjusted EBITDA presented.